TUSCANY MINERALS LTD.
(AN EXPLORATION STAGE COMPANY)

UNAUDITED INTERIM FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, Tuscany Minerals Ltd. discloses that its auditors have not reviewed the unaudited financial statements for the period ended September 30, 2009.

NOTICE TO READER OF THE INTERIM FINANCIAL STATEMENTS

The accompanying interim balance sheet of Tuscany Minerals Ltd. as at September 30, 2009 and the related statements of operations and cash flows for the three- and nine-month periods then ended are the responsibility of management. These financial statements have not been reviewed by the independent external auditors of Tuscany Minerals Ltd.

The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with U.S. GAAP.

TUSCANY MINERALS LTD.
(An Exploration Stage Company)
BALANCE SHEETS
(Stated in U.S. Dollars)

	SEPTEMBER, 30	DECEMBER 31
	2009	2008
	(Unaudited)	(Audited)

ASSETS

Current
Cash	$9,000	$659
Deposits and prepaids	369	–
	$9,369	$659

LIABILITIES

Current
Accounts payable and accrued liabilities	$19,112	$109,156
Notes and accrued interest payable (Note 4)	–	221,119
Promissory note and accrued interest payable (Note 5)	252,071	320,687
	271,183	650,962

STOCKHOLDERS’ DEFICIENCY

Capital Stock
Authorized:
100,000,000 preferred shares, par value $0.001 per share
400,000,000 voting common shares, par value $0.001
per share

Issued and outstanding:
Nil (2008 – Nil) preferred shares	–	–
51,313,366 (2008 – 12,538,000) common shares (Note 7)	51,313	12,538

Additional paid-in capital	606,317	63,462

Deficit Accumulated During The Exploration Stage	(919,444)	(726,303)
	(261,814)	(650,303)

	$9,369	$659

The accompanying notes are an integral part of these financial statements.

TUSCANY MINERALS LTD.
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS
(Unaudited)
(Stated in U.S. Dollars)

					PERIOD FROM
					DATE OF
					INCEPTION
					OCTOBER 5
	THREE MONTHS ENDED		NINE MONTHS ENDED		2000 TO
	SEPTEMBER 30,		SEPTEMBER 30,		SEPTEMBER 30,
	2009	2008	2009	2008	2009

Expenses
Consulting fee	$–	$–	$–	$–	$3,193
Filing and stock transfer
fees	760	1,022	7,249	2,095	15,340
Interest	10,961	7,897	29,309	22,842	189,227
Management fee	14,550	2,250	40,796	6,750	119,833
Mineral property
exploration expenditure	–	–	–	–	8,500
Mineral property option
payment	–	–	–	–	3,428
Office and sundry	(595)	(72)	3,447	1,511	9,969
Loss on debt settlement
foreign exchange	18,456		18,456	–	18,456
Oil and gas property
exploration expenditures	–	–	–	–	202,686
Professional fees	27,860	12,805	93,884	34,897	310,324
Travel and business
development	–	–	–	–	38,488
	71,992	23,902	193,141	68,095	919,444

Net Loss For The Period	$(71,992)	$(23,902)	$(193,141)	$(68,095)	$(919,444)

Basic And Diluted Loss
Per Common Share	$(0.01)	$(0.00)	$(0.02)	$(0.01)

Weighted Average
Number Of Common
Shares Outstanding	12,959,471	12,538,000	12,680,034	12,538,000

The accompanying notes are an integral part of these financial statements.

TUSCANY MINERALS LTD.
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
(Unaudited)
(Stated in U.S. Dollars)

					PERIOD FROM
					DATE OF
					INCEPTION
					OCTOBER 5,
	THREE MONTHS ENDED		NINE MONTHS ENDED		2000 TO
	SEPTEMBER 30		SEPTEMBER 30		SEPTEMBER 30,
	2009	2008	2009	2008	2009

Cash Flows (Used In) Provided By:
Operating Activities

Net loss for the period	$(71,992)	$(23,902)	$(193,141)	$(68,095)	$(919,444)

Items not affecting cash:
Loss on debt settlement foreign exchange	18,456	–	18,456	–	18,456
Changes in non-cash operating
working capital items:
Prepaids and deposits	(368)	25	(368)	–	(368)
Accounts payable and accrued
liabilities	(25,768)	15,931	1,612	19,684	110,768
Accrued interest payable	10,961	7,898	29,309	22,842	189,227
	(68,711)	(48)	(144,132)	(25,569)	(601,361)

Financing Activities
Proceeds from notes	77,591	–	152,473	24,569	338,311
Proceeds from promissory note	–	–	–	–	196,050
Issuance of common shares	–	–	–	–	76,000
	77,591	–	152,473	24569	610,361

Net (Decrease) Increase In Cash	8,880	(48)	8,341	(1,000)	9,000

Cash, Beginning Of Period	120	282	659	1,234	–

Cash, End Of Period	$9,000	$234	$9,000	$234	$9,000
Non-cash Financing Activities
Common stock issued to settle debt	$581,630	$–	$581,630	$–	$581,630

Supplemental Disclosure
Interest paid	$–	$–	$–	$–	$–
Income taxes paid	$–	$–	$–	$–	$–

The accompanying notes are an integral part of these financial statements.

TUSCANY MINERALS LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2009 AND 2008
(Unaudited)
(Stated in U.S. Dollars)

1.	BASIS OF PRESENTATION

The unaudited interim financial statements as of September 30, 2009 included herein have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. It is suggested that these financial statements be read in conjunction with the December 31, 2008 audited financial statements and notes thereto. The operating results for the nine months ended September 30, 2009 are not necessarily indicative of the results that may be expected for the year ending December 31, 2009.

2.	NATURE OF OPERATIONS AND GOING CONCERN

	a)	Organization

The Company was incorporated in the State of Nevada, U.S.A., on October 5, 2000. The Company’s principal executive officers are in Vancouver, British Columbia, Canada.

On May 17, 2006, the Company incorporated a wholly-owned Washington subsidiary for the sole purpose of redomiciling to the State of Washington through a merger with its subsidiary. Effective June 26, 2006, the Company merged with and into its subsidiary, Tuscany Minerals, Ltd., a Washington company, with the surviving company being Tuscany Minerals, Ltd., the Washington company. As a result of this transaction, the Company redomiciled from the State of Nevada to the State of Washington. The existing bylaws of Tuscany Minerals, Ltd., the Washington company, remained as the bylaws of the surviving corporation.

Effective July 7, 2009, the Company merged with its subsidiary, Tuscany Minerals Ltd., a Wyoming company, with the surviving company being Tuscany Minerals Ltd., the Wyoming company. Effective July 28, 2009, the Company was issued a certificate of registration by way of continuation by the Registrar of Companies of the Cayman Islands. As a result of this transaction, the Company redomiciled to the Cayman Islands and became a foreign private issuer.

	b)	Exploration Stage Activities

The Company has been in the exploration stage since its formation and has not realized any revenues from its planned operations. As at September 30, 2009 the Company is evaluating new opportunities in both the mineral exploration business and in other industries unrelated to the resource sector. The Company had previous exploration activities in the natural gas and oil business in 2003 and in the acquisition and exploration of mining properties prior to 2003.

TUSCANY MINERALS LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2009 AND 2008
(Unaudited)
(Stated in U.S. Dollars)

2.	NATURE OF OPERATIONS AND GOING CONCERN (Continued)

	c)	Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.

As shown in the accompanying financial statements, the Company has incurred a net loss of $919,444 for the period from October 5, 2000 (inception) to September 30, 2009, has negative cash flow, has a stockholders’ deficiency and has no sales. The future of the Company is dependent upon its ability to obtain adequate financing and upon future profitable operations from the development of its business that it may acquire. Management has plans to seek additional capital through a private placement and public offering of any common stock and form the issuance of promissory notes. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.

The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a)

In June 2009, the Financial Accounting Standards Board (“FASB”) issued its final Statement of Financial Accounting Standards (“SFAS”) No. 168, “The ‘FASB Accounting Standards Codification’ and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162” (“SFAS 168”). SFAS 168 establishes the “FASB Accounting Standards Codification” (“Codification”), which officially launched July 1, 2009, to become the source of authoritative U.S. generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied by non-governmental entities, superseding existing FASB, American Institute of Certified Public Accountants (“AICPA”), Emerging Issues Task Force (“EITF”), and related accounting literature. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. SFAS 168 recognizes the previously issued GAAP pronouncements into accounting topics and displays them using a consistent structure. The subsequent issuances of new standards will be in the form of Accounting Standards Updates that will be included in the Codification. SFAS 168 is effective for the Company as of the quarter ended September 30, 2009. As the Codification was not intended to change or alter existing GAAP, it did not have an impact on the Company’s financial statements. The only impact was that references to authoritative accounting literature are in accordance with the Codification.

	b)	Exploration Stage Company

The Company is an exploration stage company, as defined by ASC 915 (formerly SFAS 7), and Securities and Exchange Commission (“SEC”) Act Guide 7.

	c)	Mineral Property Interests

Costs of acquisition, exploration, carrying and retaining unproven mineral properties are expensed as incurred.

TUSCANY MINERALS LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2009 AND 2008
(Unaudited)
(Stated in U.S. Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	d)	Cash

Cash consists of cash on deposit with high quality major financial institutions. The carrying amounts approximated fair market value due to the liquidity of these deposits.

	e)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from these estimates.

	f)	Foreign Currency Translation

The Company’s functional currency is the U.S. dollar. Transactions in foreign currency are translated into U.S. dollars as follows:
		i)	monetary items at the rate prevailing at the balance sheet date;
		ii)	non-monetary items at the historical exchange rate;
		iii)	revenue and expense at the average rate in effect during the applicable accounting period.

	g)	Basic and Diluted Loss Per Share

Basic loss per share is computed using the weighted average number of common stock outstanding during the periods. Diluted loss per share is computed using the weighted average number of common and potentially dilutive common stock outstanding during the period. As the Company generated net losses in the period presented, the basic and diluted loss per share is the same as any exercise of options or warrants would anti-dilutive.

TUSCANY MINERALS LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2009 AND 2008
(Unaudited)
(Stated in U.S. Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	h)	Financial Instruments

The Company’s financial instruments consist of cash on deposit, accounts payable and accrued liabilities, notes payable and promissory note payable.
Management of the Company does not believe that the Company is subject to significant interest, currency or credit risks arising from these financial instruments. The respective carrying values of financial instruments approximate their fair values. Fair values were assumed to approximate carrying values since they are short term in nature or they are receivable or payable on demand.

	i)	Income Taxes

The Company accounts for income taxes under the asset and liability approach for financial accounting, and reporting on income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

	j)	Asset Retirement Obligations

An asset retirement obligation (“ARO”) associated with the retirement of a tangible long-lived asset is recognized as a liability in the period which it is incurred and becomes determinable, with an offsetting increase in the carrying amount of the associated asset.
The cost of the tangible asset, including the initially recognized ARO, is depleted, such that the cost of the ARO is recognized over the useful life of the asset. The ARO is recorded at fair value, and accretion expense is recognized over time as the discounted liability is accreted to its expected settlement value. The fair value of the ARO is measured using expected future cash flow, discounted at the Company’s credit-adjusted risk-free interest rate. To date, no significant asset retirement obligation exists due to the early stage of exploration. Accordingly, no liability has been recorded.

	k)	Asset Impairment

Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable. The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by its assets to their respective carrying amounts. If impairment is deemed to exist, the assets will be written down to fair value.

TUSCANY MINERALS LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2009 AND 2008
(Unaudited)
(Stated in U.S. Dollars)

4.	NOTES AND ACCRUED INTEREST PAYABLE

Notes payable balance at September 30, 2009 is $nil (December 31, 2008 - $185,837). All notes payable were unsecured, payable on demand, and bore interest at 8% per annum.

On September 30, 2009, the Company entered into debt settlement agreements with the notes payable holders of principal and interest of $388,736 for shares in the Company’s common stock (Note 7).

From the date of advancement of funds to September 30, 2009, the Company recorded interest expense of $50,426 (to December 31, 2008 - $35,282). Interest expense for the three months ended September 30, 2009 amounted to $6,187 (September 30, 2008 - $3,125).

5.	PROMISSORY NOTE AND ACCRUED INTEREST PAYABLE

At September 30, 2009 the promissory note of $196,050 (December 31, 2008 - $196,050) bore interest at 8% per annum and was repayable in full on January 28, 2004.

The Company had entered into various loan extension agreements since the initial due date, including a required balloon payout amount of $25,000. At September 30, 2009, the expiry date is January 28, 2010. Since advancement of funds to September 30, 2009 interest has been accrued of $113,802 (December 31, 2008- $99,637). Interest expensed for three months ended September 30, 2009 amounted to $4,774 (September 30, 2008 - $4,774).

Effective September 30, 2009 the Company entered into a debt settlement agreement to settle $82,782 of the total accrued interest for 5,518,778 shares in the Company’s common stock (Note 7).

After the debt settlement agreement, the total accrued interest to September 30, 2009 was $31,020 (December 31, 2008- $99,637).

6.	RELATED PARTY TRANSACTIONS AND AMOUNTS OWING

For the nine months ended September 30, 2009, the Company carried out a number of transactions with related parties in the normal course of business. These transactions were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties.

The following are related party transactions and amounts owing at September 30, 2009 that are not otherwise disclosed elsewhere:

a)

The Company paid a management fee of $40,796 (September 30, 2008 - $6,750) to a company controlled by a director for the nine months ended September 30, 2009. The management services were on a month to month basis at $750 per month until September 30, 2008. On November 1, 2008, the Company entered into an agreement with the same party in which the

TUSCANY MINERALS LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2009 AND 2008
(Unaudited)
(Stated in U.S. Dollars)

Company agreed to pay $4,516 ($5,250 CAD) per month for management services on a month to month basis.

b)

As of September 30, 2009, accounts payable of $189 (December 31, 2008 - $27,934) was owing to a director of the Company and $nil (December 31, 2008 - $51,750) was owing to a company controlled by the same director.

c)	Interest expensed by the Company relating to notes payable due to a company with a common director amounted to $7,084 (September 30, 2008 - $1,795) for the nine months ended September 30, 2009.

d)	Interest expensed by the Company relating to notes payable due to a company with a common officer amounted to $5,872 (September 30, 2008 - $nil) for the nine months ended September 30, 2009.

e)

Effective September 30, 2009, the Company entered into debt settlement agreements with holders of promissory notes and an assignee of debt pursuant to which 21,287,895 common shares of the Company were issued to companies with a common officer to settle debt totaling $319,318.

7.	COMMON STOCK

Effective September 30, 2009, the Company issued 38,775,366 shares of the Company’s common stock to settle debt totaling $581,630.

8.	COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The Company has no significant commitments or contractual obligations with any parties respecting executive compensation, consulting arrangements, rental premises or other matters. Management services provided are on a month to month basis.